UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) of Silence Therapeutics plc (the “Company”), excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-282779), the Company’s registration statement on Form F-3 (File No. 333-279185), and the Company’s registration statements on Form S-8 (File Nos. 333-248682 and 333-273576) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On November 18, 2024, the Company issued a press release announcing the presentation of end-of-treatment data from the Company’s Phase 2 clinical trial of zerlasiran at the 2024 American Heart Association Annual Meeting. A copy of the press release is fumished as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated November 18, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILENCE THERAPEUTICS PLC

Date: November 18, 2024	By:	/s/ Craig Tooman
Craig Tooman
President and Chief Executive Officer